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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

NATURAL RESOURCE PARTNERS L.P.
(Name of Issuer)
Common Units
Subordinated Units
(Title of Class of Securities)
Common: 63900P 10 3
Subordinated: 63900P 50 9
(CUSIP Number)
Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002
Tel: (713) 751-7507
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2006
January 1, 2007
January 4, 2007
January 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Common: 63900P 10 3; Subordinated: 63900P 50 9	Page	2	of	14

1	NAMES OF REPORTING PERSONS: Corbin J. Robertson, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER (1):

NUMBER OF		69,530 Common plus Subordinated Units; 69,530 Common Units; 0 Subordinated Units

SHARES	8	SHARED VOTING POWER: (2)
BENEFICIALLY
OWNED BY		8,740,712 Common plus Subordinated Units; 6,020,377 Common Units; 2,720,335 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER: (1)
REPORTING
PERSON		69,530 Common plus Subordinated Units; 69,530 Common Units; 0 Subordinated Units

WITH	10	SHARED DISPOSITIVE POWER: (2)

8,740,712 Common plus Subordinated Units; 6,020,377 Common Units; 2,720,335 Subordinated Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (2)

8,810,242 Common plus Subordinated Units; 6,089,907 Common Units; 2,720,335 Subordinated Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.8% of Common plus Subordinated Units (3); 23.4% of Common Units; 47.9% of Subordinated Units

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)	Corbin J. Robertson, Jr. may be deemed to beneficially own 69,530 Common Units owned by the William K. Robertson 1993 Trust, in his capacity as trustee of the trust. See Item 3.
(2)	The 2,720,335 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference. See Item 3 for an explanation of how Mr. Robertson may be deemed to be the beneficial owner of these Common Units.
(3)	Excludes Class B units representing limited partner interests in the Partnership (“Class B Units”), which are not registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No.	Common: 63900P 10 3; Subordinated: 63900P 50 9	Page	3	of	14

1	NAMES OF REPORTING PERSONS: Western Pocahontas Properties Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0205573

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0 Common Units; 0 Subordinated Units

SHARES	8	SHARED VOTING POWER: (1)
BENEFICIALLY
OWNED BY		8,389,930 Common plus Subordinated Units; 5,774,048 Common Units; 2,615,882 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Common Units; 0 Subordinated Units

WITH	10	SHARED DISPOSITIVE POWER: (1)

8,389,930 Common plus Subordinated Units; 5,774,048 Common Units; 2,615,882 Subordinated Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (1)

8,389,930 Common plus Subordinated Units; 5,774,048 Common Units; 2,615,882 Subordinated Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.5% of Common plus Subordinated Units (2); 22.2% of Common Units; 46.1% of Subordinated Units

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)	The 2,615,882 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.
(2)	Excludes Class B Units, which are not registered under Section 12 of the Exchange Act.

CUSIP No.	Common: 63900P 10 3; Subordinated: 63900P 50 9	Page	4	of	14

1	NAMES OF REPORTING PERSONS: Western Pocahontas Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0204210

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		0 Common Units; 0 Subordinated Units

SHARES	8	SHARED VOTING POWER: (1)
BENEFICIALLY
OWNED BY		8,389,930 Common plus Subordinated Units; 5,774,048 Common Units; 2,615,882 Subordinated Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Common Units; 0 Subordinated Units

WITH	10	SHARED DISPOSITIVE POWER: (1)

8,389,930 Common plus Subordinated Units; 5,774,048 Common Units; 2,615,882 Subordinated Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: (1)

8,389,930 Common plus Subordinated Units; 5,774,048 Common Units; 2,615,882 Subordinated Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.5% of Common plus Subordinated Units (2); 22.2% of Common Units; 46.1% of Subordinated Units

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)	The 2,615,882 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.
(2)	Excludes Class B Units, which are not registered under Section 12 of the Exchange Act.

THIS AMENDMENT NO. 4 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON OCTOBER 28, 2002, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 25, 2003, AS AMENDED BY THE AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 7, 2004, AND AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 29, 2005. THIS AMENDMENT NO. 4 REFLECTS TRANSACTIONS AS OF THE FILING DATE HEREOF AND AMENDS AND RESTATES THE FOREGOING-DESCRIBED SCHEDULE 13D AS FOLLOWS:
Item 1. Security and Issuer
     This amended and restated statement on Schedule 13D is being filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the “Reporting Persons”), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This schedule relates to the common units representing limited partner interests (the “Common Units”) and subordinated units representing limited partner interests (the “Subordinated Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002. The Subordinated Units are convertible into Common Units upon satisfaction of the conditions set forth in the Registration Statement on Form S-1 (File No. 333-86582) incorporated herein by reference (the “Registration Statement”).
Item 2. Identity and Background
(a)	Name of Persons Filing this Statement:
(1)	Corbin J. Robertson, Jr.

(2)	Western Pocahontas Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

(3)	Western Pocahontas Corporation, a corporation formed under the laws of the State of Texas.
(b)	Principal Business Address and Principal Office Address of Reporting Persons:
(1)	The principal business address and principal office address of Corbin J. Robertson, Jr. and Western Pocahontas Corporation is 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

(2)	The principal business address and principal office address of Western Pocahontas Properties Limited Partnership is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

(c)	Present Principal Occupation or Principal Business:
(1)	Mr. Robertson is the President and Chief Executive Officer of Quintana Minerals Corporation, a corporation engaged in oil and gas production, and is Chairman of the Board and Chief Executive Officer of GP Natural Resource Partners LLC, which acts as the general partner of the general partner of the Partnership.

(2)	Western Pocahontas Properties Limited Partnership engages in the leasing and acquisition of mineral properties.

(3)	Western Pocahontas Corporation acts as the general partner of Western Pocahontas Properties Limited Partnership.
     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Western Pocahontas Corporation follows:
Board of Directors and Executive Officers of Western Pocahontas Corporation

	Principal Business/Principal		Principal Occupation/
Name	Office Address	Position	Employment
Corbin J. Robertson, Jr.	*	Director, Chairman of the Board and Chief Executive Officer	See Item 2(c)(1) above

S. Reed Morian	300 Jackson Hill, Houston, TX 77007	Director	Chairman and CEO of Dixie Chemical Company (1)

William L. Mullen	Lost Tree Village 838 Lake House Drive North Palm Beach, FL 33408	Director	Retired

Peter Baumann	4221 Birdview Avenue Malibu, CA 90265	Director	Retired

W.W. Scott, Jr.	2606 W. Lane Drive Houston, TX 77027	Director	Retired

Nick Carter	**	President and Chief Operating Officer	***

Dwight L. Dunlap	*	Chief Financial Officer and Treasurer	***

Wyatt L. Hogan	*	Secretary	***

Kevin Wall	**	Vice President and Chief Engineer	***

(1)	The principal business of Dixie Chemical Company is manufacturing and marketing of high-purity specialty and complex chemicals and pharmaceutical intermediates for domestic and export areas.

*	The principal business address and principal office address of the executive officers and directors listed above is 601 Jefferson, Suite 3600, Houston, Texas 77002.

**	The principal business address and principal office address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

***	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership. The principal business of GP Natural Resource Partners LLC is acting as the general partner of the general partner of the Partnership.
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each of the natural persons identified in this Item 2 is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Western Pocahontas Corporation holds the general partner interest in Western Pocahontas Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units and the Subordinated Units held by that entity. Corbin J. Robertson, Jr. is the controlling shareholder of Western Pocahontas Corporation and, as such, may be deemed to beneficially own the Common Units and the Subordinated Units held by Western Pocahontas Properties Limited Partnership. In addition, Mr. Robertson may be deemed to beneficially own the Common Units and the Subordinated Units held by New Gauley Coal Corporation by virtue of his interest therein. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units and Subordinated Units held by Western Pocahontas Properties Limited Partnership and the Common Units and Subordinated Units held by New Gauley Coal Corporation.
     Due to the satisfaction of certain subordination tests described in the Registration Statement, on November 14, 2006, 33?% of the Subordinated Units then held by Western Pocahontas Properties Limited Partnership (or 1,307,942 Subordinated Units) converted into 1,307,941 Common Units, and 33?% of the Subordinated Units then held by New Gauley Coal Corporation (or 52,227 Subordinated Units) converted into 52,226 Common Units. One Subordinated Unit held by each of Western Pocahontas Properties Limited Partnership and New Gauley Coal Corporation was converted to cash in lieu of Common Units because the conversion would have resulted in a fractional number of units.
     On January 1, 2007, the Frances C. Robertson 1992 Management Trust (the “FCR Trust”), for which Mr. Robertson served as trustee, was dissolved, and Mr. Robertson no longer claims beneficial ownership of the securities held by that trust.
     On January 4, 2007, the Partnership issued 3,913,080 Common Units to Adena Minerals LLC in connection with its contribution of certain equity interests to affiliates of the Partnership, which issuance increased the outstanding Common Units to 23,576,795 Common Units as of January 4, 2007.

     On January 16, 2007, the Partnership issued 2,400,000 Common Units to Dingess-Rum Properties, Inc. in connection with its contribution of certain assets to an affiliate of the Partnership, which issuance increased the outstanding Common Units to 25,976,795 as of January 16, 2007.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units and Subordinated Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units or Subordinated Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units or Subordinated Units, general economic conditions, money and stock market conditions and other future developments.
Item 5. Interest in Securities of the Issuer
(a)	(1)	Corbin J. Robertson, Jr., in his capacity as the controlling shareholder of Western Pocahontas Corporation, the general partner of Western Pocahontas Properties Limited Partnership, in his capacity as a shareholder of New Gauley Coal Corporation, in his capacity as trustee of the William K. Robertson 1993 Management Trust (the “WKR Trust”), and in his capacity as the spouse of Barbara Robertson, may be deemed to be the beneficial owner of an aggregate of 8,810,242 Common and Subordinated Units, consisting of 6,089,907 Common Units and 2,720,335 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. There being a total of 25,976,795 Common Units and 5,676,817 Subordinated Units outstanding, these holdings represent 23.4% of the Common Units, 47.9% of the Subordinated Units and 27.8% of all outstanding Common and Subordinated Units (excluding the Class B units representing limited partner interests in the Partnership (the “Class B Units”), which are not registered under Section 12 of the Exchange Act). Pursuant to Rule 13d-4 under the Exchange Act, Mr. Robertson disclaims the beneficial ownership of the Common Units and Subordinated Units reported in this Item 5(a)(1).
(2)	Western Pocahontas Properties Limited Partnership is the record and beneficial owner of an aggregate of 8,389,930 Common and Subordinated Units, consisting of 5,774,048 Common Units and 2,615,882 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. These holdings represent 22.2% of the Common Units, 46.1% of the Subordinated Units and 26.5% of all outstanding Common and Subordinated Units (excluding the Class B Units).

(3)	Western Pocahontas Corporation does not directly own any units. In its capacity as the general partner of Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of the aggregate of 8,389,930 Common and Subordinated Units, consisting of 5,774,048 Common Units and 2,615,882 Subordinated Units held by Western Pocahontas Properties Limited Partnership. These holdings represent 22.2% of the Common Units, 46.1% of the Subordinated Units and 26.5% of all outstanding Common and Subordinated Units (excluding the Class B Units).
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. The members of the board of directors of Western Pocahontas Corporation, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Units and the Subordinated Units owned by Western Pocahontas Properties Limited Partnership, subject to certain exceptions.
     (c) On November 14, 2006, 33?% of the then outstanding Subordinated Units converted into Common Units, due to the satisfaction of the conditions described in the Registration Statement. On January 1, 2007, the FCR Trust dissolved. Other than this conversion and this trust dissolution, each of which is described in Item 3 hereof, neither Mr. Robertson, Western Pocahontas Properties Limited Partnership nor Western Pocahontas Corporation has effected transactions in the Common Units or the Subordinated Units in the past sixty days. In addition, as a result of the Partnership’s issuance of 3,913,080 Common Units to Adena Minerals LLC on January 4, 2007 and the Partnership’s issuance of 2,400,000 Common Units to Dingess-Rum Properties, Inc. on January 16, 2007, each as further described in Item 3 hereof, the number of outstanding Common Units increased to 25,976,795 as of January 16, 2007.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units and Subordinated Units acquired by the Reporting Persons on or before October 17, 2002 were acquired in a private placement and are restricted securities. The Common Units issued upon conversion of the Subordinated Units continue to be restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Reporting Persons are entitled are set forth in the Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of January 4, 2007 (incorporated by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007), which is incorporated herein by reference.

     The Common Units and Subordinated Units owned by Western Pocahontas Properties Limited Partnership are pledged to Metlife under the Collateral Assignment and Pledge of Partnership Interests dated as of October 17, 2002 between Western Pocahontas Properties Limited Partnership and Metlife.
Item 7. Material to Be Filed as Exhibits

Exhibit 4.1:	Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated as of January 4, 2007, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007.

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2007	CORBIN J. ROBERTSON, JR.
	By:	/s/ Corbin J. Robertson, Jr.
Corbin J. Robertson, Jr.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2007	WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP
	By:	Western Pocahontas Corporation,
Its General Partner

	By:	/s/ Corbin J. Robertson, Jr
Corbin J. Robertson, Jr.
Chief Executive Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2007	WESTERN POCAHONTAS CORPORATION
	By:	/s/ Corbin J. Robertson, Jr.
Corbin J. Robertson, Jr.
Chief Executive Officer

EXHIBIT INDEX

Exhibit 4.1:	Second Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated as of January 4, 2007, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on January 4, 2007.

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.